SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Information Petróleo Brasileiro S.A. - PETROBRAS and Subsidiaries March 31, 2006 and 2005 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4
Consolidated Statements of Income	7
Consolidated Statements of Cash Flows	9
Consolidated Statements of Changes in Shareholders' Equity	11
Notes to the Consolidated Financial Statements	14

1 Basis of Financial Statements Preparation	14
2 Derivative Instruments, Hedging and Risk Management Activities	15
3 Income Taxes	18
4 Inventories	18
5 Petroleum and Alcohol Account, Receivable from Federal Government	19
6 Financings	20
7 Financial Income (Expenses), Net	23
8 Project Financings	23
9 Capital Lease Obligations	26
10 Employees’ Postretirement Benefits and Other Benefits	26
11 Shareholders’ Equity .	27
12 Commitments and Contingencies .	30
13 Segment information	32
14 New Hydrocarbons Law of Bolivia	40
15 Review of operating agreements in Venezuela	41
16 Subsequent Events	42

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - PETROBRAS:
Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS (and subsidiaries) as of March 31, 2006, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the three-month period March 31, 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity accounting principles generally accepted in the United States.

The consolidated financial statements of the Petróleo Brasileiro S.A. PETROBRAS as of and for the year ended December 31, 2005, were audited by other accountants whose report dated February 17, 2006, expressed an unqualified opinion on those consolidated financial statements.  Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005.  Additionally, the condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the three-month period ended March 31, 2005 were reviewed by other independent accountants, who issued an unqualified review report dated June 02, 2005. These condensed consolidated financial statements were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

June 14, 2006

KPMG Auditores Independentes

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2006 and December 31, 2005
Expressed in Millions of United States Dollars

	March 31,	December 31,
	2006	2005

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents	10,418	9,871
Marketable securities	485	456
Accounts receivable, net	6,499	6,184
Inventories (Note 4)	6,445	5,305
Deferred income taxes	491	473
Recoverable taxes	2,379	2,087
Advances to suppliers	773	652
Other current assets	906	750

	28,396	25,778

Property, plant and equipment, net	49,932	45,920

Investments in non-consolidated companies and other investments	1,844	1,810

Other assets
Accounts receivable, net	708	607
Advances to suppliers	525	489
Petroleum and alcohol account – receivable
from Federal Government (Note 5)	356	329
Government securities	452	364
Marketable securities	122	129
Restricted deposits for legal proceedings and guarantees (Note 12)	818	775
Recoverable taxes	721	639
Goodwill	242	237
Prepaid expenses	237	246
Fair value asset of gas hedge (Note 2 (c))	202	547
Other assets	713	755

	5,096	5,117

Total assets	85,268	78,625

The accompanying notes are an integral part of these consolidated financial statements.

	March 31,	December 31,
	2006	2005

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	4,527	3,838
Short-term debt (Note 6)	918	950
Current portion of long-term debt (Note 6)	1,714	1,428
Current portion of project financings (Note 8)	2,035	2,413
Current portion of capital lease obligations (Note 9)	232	239
Accrued interest	263	221
Income taxes payable	973	409
Taxes payable, other than income taxes	3,302	3,014
Dividends and interest on capital payable	1,290	3,068
Contingencies (Note 12)	90	72
Payroll and related charges	805	918
Advances from customers	959	609
Employees’ postretirement benefits obligation - Pension	191	206
Other payables and accruals	841	770

	18,140	18,155

Long-term liabilities
Long-term debt (Note 6)	10,771	11,503
Project financings (Note 8)	3,504	3,629
Employees’ postretirement benefits obligation - Pension	4,127	3,627
Employees’ postretirement benefits obligation - Health care	3,394	3,004
Capital lease obligations (Note 9)	986	1,015
Deferred income taxes	2,646	2,159
Provision for abandonment	935	842
Contingencies (Note 12)	210	238
Deferred purchase incentive (Note 2 (c))	141	144
Other liabilities	415	318

	27,129	26,479

Minority interest	1,572	1,074

The accompanying notes are an integral part of these consolidated financial statements.

	March 31,	December 31,
	2006	2005

Shareholders’ equity (Note 11)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share – 2006 and 2005 - 1,849,478,028 shares	4,772	4,772
Common share – 2006 and 2005 - 2,536,673,672 shares	6,929	6,929
Capital reserve	171	159
Retained earnings
Appropriated	21,653	20,095
Unappropriated	13,561	11,968
Accumulated other comprehensive income
Cumulative translation adjustments	(6,955)	(9,432)
Amounts not recognized as net periodic pension cost, net of tax	(2,078)	(1,930)
Unrealized gains on available for sale securities, net of tax	374	356

	38,427	32,917

Total liabilities and shareholders’ equity	85,268	78,625

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
March 31, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

(Unaudited)

	Three-month period ended
		March 31,

	2006	2005

Sales of products and services	21,225	14,782
Less:
Value-added and other taxes on sales and services	(4,173)	(3,386)
Contribution of intervention in the economic domain charge - CIDE	(838)	(662)

Net operating revenues	16,214	10,734

Cost of sales	8,112	5,206
Depreciation, depletion and amortization	816	670
Exploration, including exploratory dry holes	138	109
Selling, general and administrative expenses	1,137	875
Research and development expenses	113	75
Other operating expenses	81	240

Total costs and expenses	10,397	7,175

Equity in results of non-consolidated companies	10	23
Financial income (Note 7)	(192)	402
Financial expenses (Note 7)	(231)	(431)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 7)	112	9
Employee benefit expense for non-active participants	(253)	(192)
Other taxes	(108)	(81)
Other expenses, net	(41)	(52)

	(703)	(322)

Income before income taxes and minority interest	5,114	3,237

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended
		March 31,

	2006	2005

Income taxes expense (Note 3)
Current	(1,371)	(856)
Deferred	(362)	(345)

	(1,733)	(1,201)

Minority interest in results of consolidated subsidiaries	(218)	10

Net income for the period	3,163	2,046

Net income applicable to each class of shares
Common	1,829	1,183
Preferred	1,334	863

Net income for the period	3,163	2,046

Basic and diluted earnings per: (Note 11)
Common and Preferred share	0.72	0.47*
Common and Preferred ADS	2.88	1.88*

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672*
Preferred/ADS	1,849,478,028	1,849,478,028*

* Restated for the effect of the 4-1 stock split on September 1, 2005 (See Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
March 31, 2006 and 2005
Expressed in Millions of United States Dollars

(Unaudited)

	Three-month period ended
		March 31,

	2006	2005

Cash flows from operating activities
Net income for the period	3,163	2,046
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	816	670
Dry hole costs	77	54
Loss on sale of property, plant and equipment	33	13
Amortization of deferred purchase incentive	(13)	(2)
Deferred income taxes	362	345
Equity in results of non-consolidated companies	(10)	(23)
Minority interest in results of consolidated subsidiaries	218	10
Accretion expense – asset retirement obligation	35	4
Foreign exchange and monetary (gain)/loss	(25)	165
Financial expense/(income) on gas hedge operations	384	(208)

Decrease (increase) in assets:
Accounts receivable, net	114	90
Petroleum and alcohol account, receivable from Federal Government	(2)	(1)
Marketable securities	31	(96)
Inventories	(652)	82
Recoverable taxes	(239)	(417)
Advances to suppliers	(74)	(89)
Prepaid expenses	20	(40)
Others	(140)	288

Increase (decrease) in liabilities
Trade accounts payable	294	(195)
Payroll and related charges	(177)	67
Taxes payable, other than income taxes	50	119
Income taxes payable	562	280
Employees’ postretirement benefits, net of unrecognized pension	269	305
obligation
Accrued interest	(230)	234
Contingencies	(23)	19
Advances to clients	303	47
Other liabilities	(222)	(187)

Net cash provided by operating activities	4,924	3,580

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended
		March 31

	2006	2005

Cash flows from investing activities
Additions to property, plant and equipment	(2,666)	(2,132)
Others	(20)	(59)

Net cash used in investing activities	(2,686)	(2,191)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(82)	(25)
Proceeds from issuance and draw-down on long-term debt	103	273
Principal payments on long-term debt	(602)	(525)
Proceeds from project financings	322	227
Payments of project finacings	(147)	(279)
Payment of capital lease obligations	(49)	(41)
Dividends paid to shareholders	(1,847)	(1,277)
Dividends paid to minority interests	(18)	(8)

Net cash used in financing activities	(2,320)	(1,655)

Decrease in cash and cash equivalents	(82)	(266)
Effect of exchange rate changes on cash and cash equivalents	629	(14)
Cash and cash equivalents at beginning of period	9,871	6,856

Cash and cash equivalents at end of period	10,418	6,576

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
March 31, 2006 and 2005
Expressed in Millions of United States Dollars

(Unaudited)

	Three-month period ended
		March 31,

	2006	2005

Preferred shares
Balance at January 1	4,772	4,772

Balance at March 31	4,772	4,772

Common shares
Balance at January 1	6,929	6,929

Balance at March 31	6,929	6,929

Capital reserve - fiscal incentive
Balance at January 1	159	134
Transfer from unappropriated retained earnings	12	3

Balance at March 31	171	137

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(9,432)	(12,539)
Change in the period	2,477	(93)

Balance at March 31	(6,955)	(12,632)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,930)	(1,975)
(Increase) / decrease in additional minimum liability	(224)	13
Tax effect on above	76	(5)

Balance at March 31	(2,078)	(1,967)

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended
		March 31,

	2006	2005

Unrecognized gains on available for sale securities
Balance at January 1	356	460
Unrealized gains (losses)	28	(106)
Tax effect on above	(10)	36

Balance at March 31	374	390

Appropriated retained earnings

Legal reserve
Balance at January 1	2,225	1,520
Transfer from (to) unappropriated retained earnings, net of gain or loss on
translation	172	(7)

Balance at March 31	2,397	1,513

Undistributed earnings reserve
Balance at January 1	17,439	9,688
Transfer from (to) unappropriated retained earnings, net of gain or loss on
translation	1,353	(43)

Balance at March 31	18,792	9,645

The accompanying notes are an integral part of these consolidated financial statements.

	Three-month period ended
		March 31,

	2006	2005

Statutory reserve
Balance at January 1	431	318
Transfer from (to) unappropriated retained earnings, net of gain or loss
on translation	33	(1)

Balance at March 31	464	317

Total appropriated retained earnings	21,653	11,475

Unappropriated retained earnings

Balance at January 1	11,968	13,199
Net income for the period	3,163	2,046
Appropriation (to) fiscal incentive reserves	(12)	(3)
Appropriation (to) from reserves	(1,558)	51

Balance at March 31	13,561	15,293

Total shareholders' equity	38,427	24,397

Comprehensive income is comprised as follows:

Net income for the period	3,163	2,046
Cumulative translation adjustments	2,477	(93)
Amounts not recognized as net periodic pension cost	(148)	8
Unrealized gain (loss) on available-for-sale securities	18	(70)

Total comprehensive income	5,510	1,891

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated)
(Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2006.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

a) Foreign currency risk management (Continued)

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$68 and one of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US$18.

The call and put portion of the Company’s zero cost foreign exchange collars at March 31, 2006 have a fair value of US$13 and US$1, respectively (US$12 and US$1 at December 31, 2005).

b) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the three-month periods ended March 31, 2006 and 2005, the Company carried out economic hedging activities on 15.0% and 13.1%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of US$3 and in a gain of US$21 during the three-month periods ended March 31, 2006 and 2005, respectively.

c) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose to reduce the effects of price volatility under the GSA.

c) Natural gas derivative contract (Continued)

The terms of the PVRC include a collar for the period from 2005 to 2019, with PETROBRAS receiving cash payments when the calculated price is above the established ceiling, and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of March 31, 2006 and December 31, 2005, the Company recorded a liability in the amount of US$141 and US$144, respectively, which is deemed a deferred purchase incentive, which is being amortized into cost of sales on the basis of the volumes anticipated under the PVRC.

As of March 31, 2006 and December 31, 2005, the Company recorded a derivative asset based on the fair value calculation in the amount of US$202 and US$547, respectively. The reduction from December 31, 2005 is related to the effect, predicted under the PVRC, of recent tax increases in Bolivia due to changes in the regulatory framework for oil and gas activities in that country. See Note 14.

Those new regulations are also causing the other party involved in the PVRC to contest the contract, alleging, among others, major force and the excessive onus.

Based on that, PETROBRAS is currently evaluating how the implementation of such regulatory changes evolves, as well as their effect on the economic and legal environment for oil and gas companies operating in Bolivia, and any correlated impact on the PVRC.

d) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

e) Risk Management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA in the past qualified for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments, but holds no such instruments at March 31, 2006.

3. Income Taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Three-month period ended March , 31

	2006	2005

Income before income taxes and minority interest	5,114	3,237

Tax expense at statutory rates - (34%)	(1,739)	(1,101)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(56)	(36)
Others	62	(64)

Income tax expense per consolidated statement of income	(1,733)	(1,201)

4. Inventories

	March 31,	December 31,
	2006	2005

Products
Oil products	2,384	2,020
Fuel alcohol	140	66

	2,524	2,086

Raw materials, mainly crude oil	2,775	2,266
Materials and supplies	936	811
Others	210	142

	6,445	5,305

5. Petroleum and Alcohol Account - Receivable from Federal Government

a) Changes in the Petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the three-month period ended March 31, 2006:

Three-month period
ended March 31, 2006

Opening balance	329
Financial income	2
Translation gain	25

Ending balance	356

The Petroleum and alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$ 53) in a restricted use account.

b) Settlement of the Petroleum and alcohol account with the Federal Government

As defined in Law no. 10,742 dated October 06, 2003, the settlement of the Petroleum and alcohol account with the Federal Government should have been completed by June 30, 2004. PETROBRAS has been working with the Ministry of Mines and Energy - MME and Secretary of the National Treasury - STN in order to resolve remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account; (2) offset of the balance of the Petroleum and alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or (3) by a combination of the above options.

6. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31,	December 31,
	2006	2005

Imports - oil and equipment	626	340
Working capital	292	610

	918	950

The weighted average annual interest rates on outstanding short-term borrowings were 4.55% and 4.09% at March 31, 2006 and December 31, 2005, respectively.

b) Long-term debt

  Composition

	March 31,	December 31,
	2006	2005

Foreign currency
Notes	5,307	5,871
Financial institutions	3,616	3,215
Sale of future receivables	878	1,241
Suppliers’ credits	1,297	1,349
Senior exchangeable notes	330	330
Assets related to export program be offset against
sales of future receivables	(300)	(300)
Repurchased securities (1)	(356)	(356)

	10,772	11,350

b) Long-term debt (Continued)

	March 31, 2006	December 31, 2005

Local currency
National Economic and Social Development Bank - BNDES	337	298
Debêntures:
BNDES	302	291
Other banks	1,014	935
Others	60	57

	1,713	1,581

Total	12,485	12,931
Current portion of long-term debt	(1,714)	(1,428)

	10,771	11,503

(1) At March 31, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$819 and US$2,078, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$356, for March 31, 2006 and December 31, 2005, and project financings, of US$464 and US$1,722, respectively. See also Note 8. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During the three-month period ended March 31, 2005 PETROBRAS recognized net losses on extinguishment of debt of US$2. As of March 31, 2006, the Company had an outstanding balance of net premiums on reissuance of US$47.

  Composition of foreign currency denominated debt by currency

	March 31, 2006	December 31, 2005

Currency
United States dollars	10,121	10,679
Japanese Yen	389	409
Euro	262	262

	10,772	11,350

b) Long-term debt (Continued)

  Maturities of the principal of long-term debt

The long-term portion at March 31, 2006 becomes due in the following years:

2007	1,182
2008	1,523
2009	815
2010	1,545
2011	1,075
2012 and thereafter	4,631

10,771

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31,	December 31
	2006	2005

Foreign currency
6% or less	3,762	3,686
Over 6% to 8%	2,270	2,603
Over 8% to 10%	4,453	4,491
Over 10% to 15%	287	570

	10,772	11,350

Local currency
6% or less	88	85
Over 6% to 8%	266	266
Over 8% to 10%	273	264
Over 10% to 15%	1,086	966

	1,713	1,581

	12,485	12,931

7. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the three-month periods ended March 31, 2006 and 2005 are shown as follows:

	Three-month period ended March 31,

	2006	2005

Financial expenses
Loans and financings	(289)	(299)
Capitalized interest	219	112
Leasing	(28)	(15)
Project financings	(98)	(99)
Losses on derivative instruments	-	(86)
Others	(35)	(44)

	(231)	(431)

Financial income
Investments	(15)	30
Advances to suppliers	7	8
Government securities	11	7
(Loss)/ Gain on fair value of gas hedge	(328)	232
Others	133	125

	(192)	402

Monetary and exchange variation on monetary assets and liabilities, net	112	9

	(311)	(20)

8. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46 (r), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

8. Project Financings (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at March 31, 2006 and December 31, 2005:

	March 31,	December 31,
	2006	2005

Barracuda/Caratinga	1,702	2,435
Companhia Locadora de Equipamentos Petrolíferos - CLEP	464	1,700
Cabiúnas	722	799
Nova Transportadora do Sudeste - NTS	541	461
Espadarte/Voador/Marimbá (EVM)	415	399
Nova Transportadora do Nordeste - NTN	464	385
NovaMarlim	397	286
PDET Offshore S.A.	185	188
Cia Petrolífera Marlim	85	139
Albacora	40	55
Pargo, Carapeba, Garoupa and Cherne (PCGC)	40	35
Charter Development - CDC	447	346
Codajás	239	215
Transportadora Gasene	262	236
Fundo de Investimemento Imobiliário - FII	-	85
Repurchased securities (1)	(464)	(1,722)

	5,539	6,042

Current portion of project financings	(2,035)	(2,413)

	3,504	3,629

(1) At March 31, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

8. Project Financings (Continued)

PETROBRAS has received certain advances in the amount of US$376 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At March 31, 2006, the long-term portion of project financing becomes due in the following years:

2007	1,081
2008	761
2009	689
2010	319
2011	493
2012 and thereafter	161

3,504

As of March 31, 2006, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET Offshore S.A.	872
Charter Development - CDC	349
Codajás	138
Transportadora Gasene	116
Nova Transportadora do Nordeste - NTN	93
Mexilhão	73
Nova Transportadora do Sudeste - NTS	73

1,714

9. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At March 31, 2006, these assets had a net book value of US$1,405 (US$1,419 at December 31, 2005).

The following is a schedule by year of the future minimum lease payments at March 31, 2006:

2006	242
2007	287
2008	304
2009	277
2010	225
2011	110
2012 and thereafter	97

Estimated future lease payments	1,542

Less amount representing interest at 6.2% to 12.0% annual	(324)

Present value of minimum lease payments	1,218
Less current portion of capital lease obligations	(232)

Long-term portion of capital lease obligations	986

10. Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2005, the Company made contributions of U.S.$296 to pension and health care plans.

10. Employees’ Postretirement Benefits and Other Benefits (Continued)

Net periodic benefit cost includes the following components:

	As of March 31,

	2006		2005

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost - benefits earned during the period	43	20	34	17
Interest on projected benefit obligation	424	147	315	112
Expected return on plan assets	(282)	-	(195)	-
Amortization of net (gain)/ loss	78	34	83	30

	263	201	237	159

Employees’ contributions	(33)	-	(26)	-

Net periodic benefit cost	230	201	211	159

11. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at March 31, 2006 and December 31, 2005 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares.

The Extraordinary General Meeting held on July 22, 2005 decided split of each company share into four, resulting in free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to Article 4 of the Company’s By Laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. Such amendment to the Company’s By Laws is effective from September 1, 2005.

The relation between American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

11. Shareholders’ Equity (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of PETROBRAS approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The dividends for the year ended 2005 approved at the Ordinary General Shareholder’s Meeting held on April 03, 2006, in the amount of US$2,998, corresponding to US$0.68 per common and preferred share, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend included interest on capital approved by the Board of Directors on June 17, 2005, in the amount of US$933, which was made available to shareholders on January 5, 2006 based on the shareholding position of June 30, 2005, corresponding to US$ 0.21 per common and preferred share, adjusted to give effect to the stock split of September 2005 and to US$0.84 per share without giving effect to such stock split. The dividend approved also includes interest on capital approved by the Board of Directors on December 16, 2005, which was made available to shareholders on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of US$939, corresponding to US$0.21 per common and preferred share. These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95. The remaining portion of US$468 will be distributed as dividends, based on the stock position of April 3, 2006, corresponding to US$0.11 per common and preferential share, as approved by the Ordinary General Meeting dated on April 3, 2006. These amounts will be monetarily restated from December 31, 2005 to the initial date of payment, according to the variation in the SELIC rate.

11. Shareholders’ Equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended March 31,

	2006	2005

Net income for the period	3,163	2,046

Less priority preferred share dividends	(459)	(319)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(629)	(437)

Remaining net income to be equally allocated to common and preferred
shares	2,075	1,290

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672*
Preferred/ADS	1,849,478,028	1,849,478,028*

Basic and diluted earnings per:
Common and preferred share (*)	0.72	0.47*
Common and preferred ADS (*)	2.88	1.88*

(*) Considers effect of 4 for 1 stock split that occurred on September 1, 2005.

12. Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	March 31,	December 31,
	2006	2005

Labor claims	33	7
Tax claims	88	87
Civil claims	79	79
Commercials claims and other contingencies	36	62

	236	235

Contingencies for joint liability	64	75

Total	300	310

Current contingencies	(90)	(72)

Long-term contingencies	210	238

As of March 31, 2006 and December 31, 2005, in accordance with Brazilian law, the Company had paid US$818 and US$775, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

12. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

13. Segment Information

The following presents the Company's assets by segment:

	As of March 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	3,257	9,544	1,317	2,050	2,230	13,271	(3,273)	28,396

Cash and cash equivalents	-	-	-	-	-	10,418	-	10,418
Other current assets	3,257	9,544	1,317	2,050	2,230	2,853	(3,273)	17,978

Investments in non-consolidated companies
and other investments	9	816	451	436	20	112	-	1,844

Property, plant and equipment, net	28,109	8,980	5,780	4,696	1,362	1,028	(23)	49,932

Non current assets	1,427	389	1,169	433	552	1,686	(560)	5,096

Petroleum and alcohol account	-	-	-	-	-	356	-	356
Government securities						452	-	452
Other assets (1)	1,427	389	1,169	433	552	878	(560)	4,288

Total assets	32,802	19,729	8,717	7,615	4,164	16,361	(3,856)	85,268

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

13. Segment Information (Continued)

	As of March 31, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,610	646	663	91	188	(1,148)	2,050

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,610	646	663	91	188	(1,148)	2,050
Investments in non-consolidated companies
and other investments	148	54	197	-	37	-	436

Property, plant and equipment, net	3,854	527	184	77	61	(7)	4,696

Non current assets	493	30	37	21	2,354	(2,502)	433

Other assets (1)	493	30	37	21	2,354	(2,502)	433

Total assets	6,105	1,257	1,081	189	2,640	(3,657)	7,615

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

13. Segment Information (Continued)

	As of December 31, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents	-	-	-	-	-	9,871	-	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated companies
and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and alcohol account	-	-	-	-	-	329	-	329
Government securities	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

13. Segment Information (Continued)

	As of December 31, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,486	660	552	72	227	(1,182)	1,815

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	660	552	72	227	(1,182)	1,815
Investments in non-consolidated companies
and other investments	141	51	204	-	22	-	418

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	452	30	54	22	2,206	(2,311)	453

Other assets (1)	452	30	54	22	2,206	(2,311)	453

Total assets	5,880	1,271	1,002	172	2,514	(3,498)	7,341

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

13. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Three - month period ended March 31, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	814	9,692	553	880	4,275	-	-	16,214
Inter-segment net operating revenues	7,948	3,479	297	286	67	-	(12,077)	-

Net operating revenues	8,762	13,171	850	1,166	4,342	-	(12,077)	16,214

Cost of sales	(3,288)	(11,429)	(661)	(620)	(3,925)	-	11,811	(8,112)
Depreciation, depletion and amortization	(433)	(188)	(35)	(113)	(33)	(14)	-	(816)
Exploration, including exploratory dry holes	(44)	-	-	(94)	-	-	-	(138)
Selling, general and administrative expenses	(101)	(310)	(95)	(104)	(256)	(291)	20	(1,137)
Research and development expenses	(41)	(21)	(7)	(1)	(1)	(42)	-	(113)
Other operating expenses	66	-	(72)	(20)	2	(70)	13	(81)

Costs and expenses	(3,841)	(11,948)	(870)	(952)	(4,213)	(417)	11,844	(10,397)

Equity in results of non-consolidated companies	-	1	7	8	-	(6)	-	10
Financial income (expenses), net (1)	-	-	-	-	-	(311)	-	(311)
Employee benefit expense	-	-	-	-	-	(253)	-	(253)
Other taxes	(8)	(15)	(6)	(12)	(19)	(48)	-	(108)
Other expenses, net	(41)	(10)	9	(1)	2	-	-	(41)

Income (loss) before income taxes and
minority interest	4,872	1,199	(10)	209	112	(1,035)	(233)	5,114

Income tax benefits (expense)	(1,656)	(407)	4	(62)	(37)	347	78	(1,733)

Minority interest in results of cosolidated subsidiaries	145	(11)	(39)	(65)	-	(248)	-	(218)

Net income (loss) for the period	3,361	781	(45)	82	75	(936)	(155)	3,163

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

13. Segment Information (Continued)

	Three - month period ended March 31, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	218	235	160	267	-	-	880
Inter-segment net operating revenues	400	368	10	2	-	(494)	286

Net operating revenues	618	603	170	269	-	(494)	1,166

Cost of Sales	(185)	(553)	(131)	(267)	-	516	(620)
Depreciation, depletion and amortization	(88)	(16)	(3)	(3)	(3)	-	(113)
Exploration, including exploratory dry holes	(94)	-	-	-	-	-	(94)
Selling, general and administrative expenses	(35)	(15)	(2)	(18)	(34)	-	(104)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(6)	2	7	3	(32)	6	(20)

Costs and expenses	(408)	(582)	(129)	(285)	(70)	522	(952)

Equity in results of non-consolidated companies	5	4	(1)	-	-	-	8
Other taxes	(3)	(1)	-	-	(8)	-	(12)
Other expenses, net	-	-	-	-	(1)	-	(1)

Income (loss) before income taxes and
minority interest	212	24	40	(16)	(79)	28	209

Income tax benefits (expense)	(63)	(6)	(12)	6	21	(8)	(62)

Minority interest in results of cosolidated subsidiaries	(38)	(4)	(6)	4	(21)	-	(65)

Net income (loss) for the period	111	14	22	(6)	(79)	20	82

13. Segment Information (Continued)

	Three - month period ended March 31, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy (2)	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	422	5,860	408	833	3,211	-	-	10,734
Inter-segment net operating revenues	4,992	2,795	201	179	49	-	(8,216)	-

Net operating revenues	5,414	8,655	609	1,012	3,260	-	(8,216)	10,734

Cost of Sales	(2,044)	(7,261)	(503)	(521)	(2,925)	-	8,048	(5,206)
Depreciation, depletion and amortization	(342)	(152)	(22)	(115)	(22)	(17)	-	(670)
Exploration, including exploratory dry holes	(87)	-	-	(22)	-	-	-	(109)
Selling, general and administrative expenses	(76)	(261)	(74)	(86)	(180)	(198)	-	(875)
Research and development expenses	(25)	(9)	(3)	-	-	(38)	-	(75)
Other operating expenses	19	(112)	(109)	55	(9)	(84)	-	(240)

Costs and expenses	(2,555)	(7,795)	(711)	(689)	(3,136)	(337)	8,048	(7,175)

Equity in results of non-consolidated companies	-	4	(3)	22	-	-	-	23
Financial income (expenses), net (1)	-	-	-	-	-	(20)	-	(20)
Employee benefit expense	-	(1)	-	-	-	(191)	-	(192)
Other taxes	(2)	(8)	(6)	(11)	(14)	(40)	-	(81)
Other expenses, net	(47)	(2)	(2)	-	(2)	1	-	(52)

Income (loss) before income taxes and
minority interest	2,810	853	(113)	334	108	(587)	(168)	3,237

Income tax benefits (expense)	(955)	(289)	37	(94)	(36)	79	57	(1,201)

Minority interest in results of cosolidated subsidiaries	141	(6)	(11)	(10)	-	(104)	-	10

Net income (loss) for the period	1,996	558	(87)	230	72	(612)	(111)	2,046

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.
(2) With the goal of greater transparency and comparability, the results by business area from 1Q-2005 are being presented again, considering the adjustments arising from better analysis of some processes of business areas, mainly in the Gas & Energy area.

13. Segment Information (Continued)

	Three - month period ended March 31, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	216	315	114	244	1	(57)	833
Inter-segment net operating revenues	323	354	8	1	-	(507)	179

Net operating revenues	539	669	122	245	1	(564)	1,012

Cost of sales	(122)	(563)	(95)	(286)	-	545	(521)
Depreciation, depletion and amortization	(90)	(16)	(3)	(3)	(3)	-	(115)
Exploration, including exploratory dry holes	(22)	-	-	-	-	-	(22)
Selling, general and administrative expenses	(24)	(15)	(2)	(16)	(29)	-	(86)
Other operating expenses	(16)	4	3	1	63	-	55

Costs and expenses	(274)	(590)	(97)	(304)	31	545	(689)

Equity in results of non-consolidated companies	1	5	2	-	14	-	22
Other taxes	(1)	(1)	-	-	(9)	-	(11)

Income (loss) before income taxes and
minority interest	265	83	27	(59)	37	(19)	334

Income tax benefits (expense)	(79)	(23)	(8)	18	(8)	6	(94)

Minority interest in results of cosolidated subsidiaries	(8)	(15)	(3)	9	7	-	(10)

Net income (loss) for the period	178	45	16	(32)	36	(13)	230

13. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2006 and 2005 are as follows:

	Three-month period ended March 31,

	2006	2005

Exploration and Production	1,565	1,249
Supply	436	390
Gas and Energy	158	181
International
Exploration and Production	228	142
Supply	20	5
Distribution	3	2
Gas and Energy	-	24
Distribution	70	42
Corporate	186	97

	2,666	2,132

14. New Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28.701 shall be in force in Bolivia, through which, the natural hydrocarbon resources in that country shall be nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer most of the revenues from hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB).

The aforementioned Decree established that those fields whose average certified natural gas production in the year 2005 was greater than 100 million cubic feet per day, such as the fields in San Alberto and San Antonio in which the Company operates, shall distribute the amount of its production according to the following: 82% to the Bolivian government (18% for royalties and participation, 32% for “Direct Tax on Hydrocarbons (IDH)” and 32% through an additional participation for YPFB) and 18% for the Companies to cover operational costs, investment amortization and remuneration.

14. New Hydrocarbons Law of Bolivia (Continued)

Additionally, through this decree the Bolivian government may nationalize the shares necessary for YPFB to obtain control of Petrobras Bolívia Refinación S.A. (PBR), with a minimum of 50% plus 1, indicating YPFB´s representatives to be part of PBR´s management, as well as to sign new contracts in order to guarantee the control by the Bolivian hydrocarbon authorities. PETROBRAS indirectly holds 100% interest on PBR (Petrobras International Braspetro B.V. - 51% and Petrobras Energia S.A. - 49%) and understands that, for YPFB´s designations of the new management, as well as the transfer of the 50% plus 1 shares to become effective, a sort of procedures and legal and statutory formalities, in accordance with the Bolivian Constitution and Republic laws, will have to be followed.

In addition, a transition period of 180 days has been established in which the Companies that are currently in operation shall enter into new agreement to be established by YPFB. Those companies that do not enter into agreements at the end of the aforementioned deadline will not be allowed to continue operating in the country.

Up to the present time the Bolivian government has not issued any complementary regulation and the Company continues its normal operations. However, the impacts and corresponding scope of the aforementioned Decree are being evaluated. The total assets balance of PBR as of March 31, 2006 amounted to U.S.$1,167.

15. Review of operating agreements in Venezuela

In March/2006, PESA, through its controlled and associated companies in Venezuela, entered into Understanding Memorandums (MDE) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements in mixed-capital companies. The MDEs establish that the interest of private partners in mixed-capital companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively. Migration of the agreement shall produce economic effects as of April 1, 2006.

15. Review of operating agreements in Venezuela (Continued)

Pursuant to the terms of the MDE, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production. Credits attributed to PESA correspond to US$88.5.

16. Subsequent Events

a) Listing in the Buenos Aires Stock Exchange

PETROBRAS was authorized by the Buenos Aires Commercial Exchange - BCBA and by Comisión Nacional de Valores - CNV to start, on April 27, 2006, negotiating its common and preferential shares in the Argentinean market. There will be no issuance of new shares and the Argentinean investors will have the opportunity to invest directly in PETROBRAS. This will allow the Company to diversify in the long term its actual Shareholders basis and will increase the PETROBRAS brand within the Argentine community.

b) Investments in Colombia, Paraguay and Uruguay

On April 28, 2006 PETROBRAS concluded the purchase of the assets of Shell in Colombia, relating to the fuel distribution and commercialization. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

The service stations shall operate as of the date of acquisition, under the responsibility of PETROBRAS, which bend shall be changed, in six months. Within this period, the visual of all the stations will show PETROBRAS pattern.

The Company paid US$140 for this acquisition that is part of a package involving the assets of Shell in Paraguay and in Uruguay. The total amount of the investments will be known as soon as negotiations in those three countries are concluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.